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                           January 24, 2024

       Van A. Dukeman
       Chief Executive Officer
       First Busey Corporation
       100 W. University Ave.
       Champaign, Illinois 61820

                                                        Re: First Busey
Corporation
                                                            Registration on
Form S-4
                                                            Filed January 12,
2024
                                                            File No. 333-276507

       Dear Van A. Dukeman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Abdul R. Mitha